Powin Corporation

6975 SW Sandburg Road, Ste. 326
Tigard, OR 97223

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Powin Corporation

Pre-effective Amendment 4 to Registration Statement on Form S- 1

Filed January 28, 2010

  File No. 333-160930

 Dear Mr. Kelly and Mr. Ingram:

We are writing in response to your comment letter dated February 16, 2010 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 16

1.

In your discussion of general and administrative expenses for the year ended December 31, 2008 and December 31, 2007, you state in the second sentence that “these increased costs are from approximately $5,000,000 in abandoned and obsolete inventory “writedowns.”  It appears to us that you intended this amount to read $500,000.” If this is true, please revise your registration statement as appropriate. In addition, please revise to disclose why your charges for abandonment of fixed assets and inventory were not recorded in the nine months ended September 30, 2008 given that the merger with Exact ID occurred in July 2008.

RESPONSE: Thank you for pointing out this clerical error. We have updated the amount as indicated to read $500,000. The issue with the abandoned and obsolete inventory was not identified until fourth quarter of 2008 and the result of our merger with Exact ID had no implications when assessing inventory valuation. The identification of the obsolete inventory was simply due to the significant changes in the economic environment as a result of the credit crisis and the down fall of Lehman Brothers that occurred during or near the end of the third quarter 2008. The Company, as a result of revised expectations heading into 2009 due to the significantly changed economic environment, were required to take a comprehensive review of its inventory in the fourth quarter and determined that there were charges that were required to be taken in accordance with US GAAP.

Jay E. Ingram

Edward M. Kelly

Securities and Exchange Commission

Liquidity and Capital Resources, page 18

2.

We appreciate your response to our prior comment 6; however, since you have indicated in your response that the lines of credit for Powin and QBF are subject to “standard financial” covenants, please revise your registration statement to discuss the terms of those financial covenants which you deem significant including presenting for such financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. We would expect this information for Powin's and QBF's liquidity covenants, which you previously identified in your response letter dated October 8, 2009. Please also revise your registration statement to include a discussion of the waiver from the negative covenant that was provided by the bank on August 25, 2009.

RESPONSE:

We would like to take this opportunity to clarify an error that was made in one of our previous letters.  Despite the language in our October 8, 2009 response letter, there are no explicit negative covenants in the loan agreement with Powin Corporation and no explicit liquidity covenants that require disclosure in the loan agreements with either company.

We have updated our registration statement to include a discussion of the waiver from the negative covenant that was provided by the bank on August 26, 2009 (please note the updated date of this letter).  Please see page 18. We have also filed a copy of this letter for your review as Exhibit 10.14 to the registration statement.  For your convenience, we have refilled the Business Loan Agreements as Exhibits 10.9 and 10.10 for your review.

Executive Compensation, page 30

3.

Refer to comment 10 of our letter January 12, 2010. As noted previously, for stock awards in column (e) of the summary compensation table, you must disclose the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R. See Item 402(n)(2)(v) of Regulation S-K. We note the disclosure under “Stock for Services” on page 63 that Powin is in compliance with FAS 123R and records the expense of stock for services at the fair market value at the date of grant at the close of business.

RESPONSE: We have updated the footnote to the Executive Compensation table per your comment above and we believe it is now compliant with FAS 123R and Item 402(n)(2)(v) of Regulation S-K.  The Company is in compliance with FAS 123R.  See page 33.

Jay E. Ingram

Edward M. Kelly

Securities and Exchange Commission

Compensation of Directors, page 31

4.

Notwithstanding the representation in response to comment 12 of our letter dated January 12, 2010 that footnote (1) to column (c) of the director compensation table is directly beneath the table, there is no text of footnote (1) beneath the table. Please revise.

RESPONSE: The reference to a footnote to the Compensation of Directors table was included erroneously. This reference has been deleted and no footnote is included in conjunction with this table.

Selling Shareholders, page 32

5.

We note that you deleted disclosure on how W. David W. Chambers acquired the shares of common stock being offered for resale. Please advise.

RESPONSE: We have re-inserted the reference to Mr. Chambers in this section, but deleted mention of him in his former capacity as CFO because he is no longer employed by the company and has not been an affiliate within the past ninety days.

Interests of Named Experts and Counsel. page 39

6.

We note that you have engaged a new auditor, Anton & Chia, CPA's. In this regard, please revise your registration statement to provide the disclosures required by Item 304 of Regulation S-K

RESPONSE: The registration statement has been updated to include all disclosures required by Item 304. Please see pages 39 and  40. Additionally, the letter from the previous auditor as required by Item 304 has been attached to the registration statement as Exhibit 16.1.

Consent of the Independent Auditor, page 55, Exhibit 23.2

7.

The consent of the independent auditor should be filed only as an exhibit to the registration statement. Further, the independent auditor must consent also to being named in the registration statement. Refer to comment 50 in our October 27, 2009 letter, and revise.

RESPONSE: The consent of the prior independent auditor is filed as Exhibit 23.1.

Jay E. Ingram

Edward M. Kelly

Securities and Exchange Commission

Financial Statements, page 40

General

8.

It appears that the balance sheet information you have provided in Notes 4 and 5, while shown as December 31, 2008 amounts, are actually amounts as of September 30, 2008. Please revise your footnotes to show these amounts at December 31, 2008, as appropriate

RESPONSE: We have updated the registration statement per your comment above. Please see Note 4 and Note 5 on page 51.

9.

It appears that you inadvertently removed the Report of Independent Registered Public Accounting Firm that would appear on page 55. In this regard, please revise your registration statement to include your auditor's report covering the appropriate periods.

RESPONSE: The Report of the prior Independent Registered Public Accounting Firm is now included in the registration statement. See page 58.

Note 1 - Summary of Significant Accounting Policies, pages 45 and 61

Nature of Business, pages 45 and 61

10.

Please revise your footnote to disclose the information you have provided on page 3 under "The Merger." Additionally, please disclose in your footnote that prior to the merger, Exact ID was a non-operational shell.

RESPONSE:  We have updated the registration statement per your comment above. Please see the “Nature of Business Section” in Note 1 on page 62.

Earnings Per Share, pages 47 and 63

11.

Please revise your footnote to disclose the basic and diluted EPS computations for the nine months ended September 30, 2008. Additionally, please revise your related disclosure on page 63 to provide the basic and diluted EPS computations for the periods ended December 31, 2008, December 31, 2007 and December 3 1, 2006, as required by paragraph 40 of SFAS 128.

RESPONSE: The Company has made the following changes in Amendment #5 to its Form S-1/A: On page 48, we revised the footnote to disclose the basic and diluted EPS computation for the nine months ended September 30, 2008. Additionally, we revised the related disclosure on page 64 to provide basic and diluted EPS computations for the years ended December 31, 2008, 2007 and 2006, in accordance to paragraph 40 of SFAS 128.

Jay E. Ingram

Edward M. Kelly

Securities and Exchange Commission

Consolidated Balance Sheet page 56

12.

We note your response to our prior comment 33. However, your stockholders' equity accounts on your balance sheet for the year ended December 31, 2007 do not appear to have been appropriately modified. Please revise as appropriate.

RESPONSE: The Company has made the following changes in Amendment #5 to its Form S-1/A: In relation to the Consolidated Balance Sheet on page 57, the historical stockholders’ equity for the year ended December 31, 2007 will be revised to retroactively restate the number of shares outstanding as a result of the reverse recapitalization.

Note 5 - Property and Equipment page 65

13.

Please revise your footnote to present the estimated lives of your property and equipment by category

RESPONSE: We have updated the financial statements per your comment above. Please see Note 5 on page 51 and Note 5 on page 66.

Note 13 – Income Tax Provision, page 69

14.

We appreciate your response to our prior comment 39. As previously requested, please disclose why you generated tax losses during fiscal 2008.

RESPONSE:  The company generated tax losses because of the conversion to a C Corporation starting July 8, 2008 through December 31, 2008 from an S Corporation.  Prior to that conversion, the earning of the Company and taxes were being reported on the personal earning and tax reports of the sole shareholder of the Company.  The C Corporation filled a stub-year tax return to report and file the net losses and tax related to the period July 8, 2008 through December 31, 2008, and also taking advantage of the NOLs received in its merger into EXACT Corporation.  This information has been added to Note 13 on page 70 of the registration statement.

Closing

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Powin Corporation

By:   /s/ Joseph Lu

Joseph Lu, Chairman and CEO